

August 12, 2010

Mr. Dan Dinges
Chairman of the Board and Chief Executive Officer
Cabot Oil and Gas Corporation
Three Memorial City Plaza
840 Gessner Road, Suite 1400
Houston, TX 77024

> **Re: Cabot Oil and Gas Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed March 23, 2010**
> **Response Letter Dated July 6, 2010**
> **File No. 1-10447**

Dear Mr. Dinges:

        We have completed our review of your filings and do not have any further comments at this time.

                                                Sincerely,

                                                Anne Nguyen Parker
                                                Branch Chief